UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

MACQUARIE INFRASTRUCTURE HOLDINGS, LLC

(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.00% Convertible Senior Notes Due 2023

(Title of Class of Securities)

55608BAB1

(CUSIP Number of Class of Securities)

Christopher Frost
Chief Executive Officer
125 West 55th Street
New York, New York 10019
(212) 231-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Michelle Rutta, Esq.
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020-1095
(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$34,078,712	$3,718

* The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 2.00% Convertible Senior Notes due 2023 (the “Notes”), as described herein, is calculated as the sum of (a) $34,039,000, representing 100% of the principal amount of the Notes outstanding as of September 23, 2021, plus (b) $39,712, representing accrued but unpaid interest on the Notes up to, but excluding, October 22, 2021, the repurchase date.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $109.10 for each $1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

As required by the Indenture, dated as of July 15, 2014, between a predecessor to Macquarie Infrastructure Corporation (“MIC Corp”) and Wells Fargo Bank, National Association, as trustee (the “Trustee”), as amended and supplemented by the Second Supplemental Indenture, dated as of May 21, 2015, the Third Supplemental Indenture, dated as of October 13, 2016 and the Fourth Supplemental Indenture, dated as of September 22, 2021 (such Indenture, as so amended and supplemented, the “Indenture”), this Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Macquarie Infrastructure Holdings, LLC (“MIH”), as successor to MIC Corp under the Indenture, with respect to the right of each holder (each, a “Holder”) of the Notes to require MIH to repurchase, at the Holder’s option, all of such Holder’s Notes, or any portion of the principal amount thereof that is equal to $1,000 or an integral multiple of $1,000, plus accrued and unpaid interest thereon to, but excluding October 22, 2021 (the “Fundamental Change Repurchase Date”), pursuant to the terms and conditions of the Fundamental Change Company Notice and Offer to Repurchase for Cash (as it may be amended and supplemented from time to time, the “Notice”) dated September 23, 2021, attached hereto as Exhibit (a)(1), the Indenture and the Notes.

This Schedule TO is intended to satisfy the requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Notice is incorporated herein in response to Items 1 through 13 of this Schedule TO, including as more specifically set forth below. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Notice.

ITEM 1.	SUMMARY TERM SHEET

The information set forth in the section of the Notice entitled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

(a)	Name and Address: The name of the subject company (issuer) is Macquarie Infrastructure Holdings, LLC, a Delaware limited liability company. Its principal executive offices are located at 125 West 55th Street, New York, New York 10019, and its telephone number is (212) 231-1000.

(b)	Securities: The information set forth in the section of the Notice entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 2—The Notes” is incorporated herein by reference.

(c)	Trading Market and Price: The information set forth in the section of the Notice entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 2.4—Market for the Notes and the Shares of MIH Common Units” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

(a)	Name and Address: MIH is the filing person and the subject company. The information set forth under Item 2(a) above and in the section of Notice entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 1—Information concerning MIH” is incorporated herein by reference. The names of the directors and executive officers of MIH are set forth in Annex A to the Notice and such information is incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a)	Material Terms: The information set forth in the sections of the Notice entitled “Summary Term Sheet,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 2—The Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 3—Procedures to Be Followed by Holders Electing to Surrender Notes for Repurchase,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 4—Right of Withdrawal,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 5—Payment for Surrendered Notes; Source and Amount of Funds,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 6—Notes Acquired or Converted,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right— Section 7—Plans or Proposals of MIH,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 8—Interests of MIH and Directors, Executive Officers and Affiliates of MIH in the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 9—Agreements Involving the Notes,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 10— Purchases of Notes by MIH and Its Affiliates” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 11—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(b)	Purchases: The information set forth in the sections of the Notice entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 8—Interests of MIH and Directors, Executive Officers and Affiliates of MIH in the Notes” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)	Agreements Involving the Subject Company’s Securities: MIH is a party to each of the following agreements, arrangements or understandings that involves the Notes:

Indenture, dated as of July 15, 2014, between Macquarie Infrastructure Company LLC, as predecessor to Macquarie Infrastructure Corporation, and Wells Fargo Bank, National Association, as Trustee (filed as Exhibit 4.1 to the company’s Current Report on Form 8-K, filed on July 18, 2014 and incorporated by reference)

Second Supplemental Indenture, dated as of May 21, 2015, by and between Macquarie Infrastructure Corporation and Wells Fargo, National Association, as Trustee (filed as Exhbit 4.3 to the company’s Current Report on form 8-K, filed on May 21, 2015 and incorporated by reference).

Third Supplemental Indenture, dated as of October 13, 2016, between Macquarie Infrastructure Corporation and Wells Fargo Bank, National Association, as Trustee, creating the 2.00% Convertible Senior Notes due 2023 (filed as Exhibit 4.1 to the company’s Current Report on Form 8-K, filed on October 14, 2016 and incorporated by reference).

Fourth Supplemental Indenture, dated as of September 22, 2021, between Macquarie Infrastructure Holdings, LLC and Wells Fargo Bank, National Association, as Trustee, (filed as Exhibit 4.1 to the company’s Current Report on Form 8-K, filed on September 22, 2021 and incorporated by reference).

The information set forth in the documents referred to under the heading “Documents Incorporated by Reference” in the Notice is incorporated by reference herein.

The information in the Notice under the headings “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 7—Plans or Proposals of MIH.”

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	Purposes: The information set forth in the sections of the Notice entitled “Summary Term Sheet,” “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 1—Information Concerning MIH” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 2.1—MIH’s Obligation to Repurchase the Notes” is incorporated herein by reference.

(b)	Use of the Securities Acquired: The information in the section of the Notice entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 6—Notes Acquired or Converted” is incorporated herein by reference.

(c)	Plans: The information in the sections of the Notice entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 7—Plans or Proposals of MIH” and “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 12—Additional Information” is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	Source of Funds: The information set forth in the section of the Notice entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 5—Payment for Surrendered Notes; Source and Amount of Funds” is incorporated herein by reference.

(b)	Conditions: Not applicable.

(c)	Borrowed Funds: Not applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)	Securities Ownership: The information set forth in the section of the Notice entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 8—Interests of MIH and Directors, Executive Officers and Affiliates of MIH in the Notes” and Annex A to the Notice is incorporated herein by reference.

(b)	Securities Transactions: The information set forth in the section of the Notice entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 8—Interests of MIH and Directors, Executive Officers and Affiliates of MIH in the Notes” and Annex A to the Notice is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Solicitations or Recommendations: The information set forth in the section of the Notice entitled “Important Information Concerning the Fundamental Change Repurchase Right and Conversion Right—Section 13—No Solicitations” is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a)	Financial Information: Not applicable.

(b)	Pro Forma Information: Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a)	Agreements, Regulatory Requirements and Legal Proceedings: Not applicable.

(b)	Other Material Information: The information set forth in the Notice is incorporated herein by reference.

ITEM 12.	EXHIBITS

Exhibit No.	Description
(a)(1)	Fundamental Change Company Notice and Offer to Repurchase for Cash, dated September 23, 2021.
(a)(5)	Press Release, dated September 23, 2021.
(b)	Not applicable.
(d)(1)	Indenture, dated as of July 15, 2014, between Macquarie Infrastructure Company LLC, as predecessor to Macquarie Infrastructure Corporation, and Wells Fargo Bank, National Association, as Trustee (filed as Exhibit 4.1 to the company’s Current Report on Form 8-K, filed on July 18, 2014 and incorporated by reference).
(d)(2)

Second Supplemental Indenture, dated as of May 21, 2015, by and between Macquarie Infrastructure Corporation and Wells Fargo, National Association, as Trustee (filed as Exhibit 4.3 to the company’s Current Report on form 8-K, filed on May 21, 2015 and incorporated by reference).

(d)(3)	Third Supplemental Indenture, dated as of October 13, 2016, between Macquarie Infrastructure Corporation and Wells Fargo Bank, National Association, as Trustee, creating the 2.00% Convertible Senior Notes due 2023 (filed as Exhibit 4.1 to the company’s Current Report on Form 8-K, filed on October 14, 2016 and incorporated by reference).
(d)(4)

Fourth Supplemental Indenture, dated as of September 22, 2021, between Macquarie Infrastructure Holdings, LLC and Wells Fargo Bank, National Association, as Trustee, (filed as Exhibit 4.1 to the company’s Current Report on Form 8-K, filed on September 22, 2021 and incorporated by reference).

(d)(5)	Merger Agreement dated June 14, 2021 by and among AMF Hawaii Holdings, LLC, AMF Hawaii Merger Sub, LLC, Macquarie Infrastructure Corporation and Macquarie Infrastructure Holdings, LLC (filed as Exhibit 2.1 of the company’s Current Report on Form 8-K, filed on June 15, 2021 and incorporated by reference).
(g)	Not applicable.
(h)	Not applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MACQUARIE INFRASTRUCTURE HOLDINGS, LLC

Dated: September 23, 2021	By:	/s/ Christopher Frost
Name: Christopher Frost
Title: Chief Executive Officer